EXHIBIT 19.1

STEELE BANCORP, INC.

INSIDER TRADING POLICY

Board of Directors Approved: August 21, 2025

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I.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give Steele Bancorp, Inc. (together with Central Penn Bank & Trust and its other subsidiaries, the “Company”), and their respective directors, officers and other employees, the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an officer, employee or director of a company knows material non-public financial information about the company, that officer, employee or director is prohibited from buying or selling that company's stock until the information has been disclosed to the public. This is because the officer, employee or director knows information that will probably cause the price of the company's stock to change, and it would be unfair for the officer, employee or director to have that advantage (knowledge that the stock price will change) when the rest of the investing public does not. Indeed, it is more than unfair. It is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of the federal securities laws for any person to buy or sell securities if he or she is in possession of material non-public information. This is called "insider trading" because it is trading while in the possession of material non-public information, also called "inside information." Information is material if it could affect a person’s decision whether to buy, sell or hold the securities. Information is non-public if it has not been publicly disclosed.

In addition, it is illegal for any person in possession of material non-public information to provide other people with such information or to recommend that they buy or sell the securities. This is called “tipping”. In such cases, both the "tipper" and the "tippee" may be held liable.

While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily would be considered to be material:

●	Financial performance, especially quarterly and year-end results of operations, and significant changes in financial performance, conditions or liquidity.

●	Company projections and strategic plans

●	Potential mergers and acquisitions or the sale of Company assets or subsidiaries.

●	New major contracts, collaborations, orders, suppliers, customers, or finance sources, or the loss of thereof.

●	Significant changes or developments in products or product lines.

●	Stock splits, public or private securities offerings (whether of stock or debt), or changes in Company dividend policies or amounts.

●	Significant changes in senior management. Significant labor disputes or negotiations.

●	Actual or threatened major litigation, or the resolution of such litigation.

The general rule applies to any and all transactions in the Company’s securities, including its common stock and options and warrants to purchase common stock (other than the exercise of stock options or warrants as discussed below), and any other type of securities that the Company may issue, such as preferred stock, subordinated debt or other securities.

The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority ("FINRA") the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines of up to $5 million and imprisonment for up to twenty years, in addition to civil penalties (up to three times the profits earned or losses avoided), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times the profit or loss avoided by the insider trader.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company and is subject to the Company's confidential information and trade secrets policies. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company's securities, it is a fraud against members of the investing public and against the Company.

Violations of this insider trading policy may result in termination of employment.

B.	To Whom Does the Policy Apply?

The prohibition against trading on material non-public information applies to directors, officers and other employees of the Company, and to other people who gain access to that information.

Because of their access to material non-public information on a regular basis, Company policy also subjects its directors, executive officers and certain other employees identified on Exhibit A attached hereto (the “Window Group”) to certain additional restrictions on trading in Company securities that are discussed below in Sections I.E(5) and I.F, below.

The Company also may designate other persons to be members of the Window Group from time to time. Such persons will be notified of Window Group status by the Corporate Secretary or Chief Financial Officer (“CFO”) and, during the period of such status, must comply with the additional restrictions for the Window Group set forth below in Sections I.E(5) and I.F.

C.	Other Companies’ Stocks.

This insider trading policy and the general rule against trading in a security while in possession of material non-public information about the company that issued the security, also applies to directors, officers and other employees of the Company who may trade in other companies’ securities. Officers, employees and directors who learn material non-public information about suppliers, customers or competitors through their work at the Company should keep such information confidential and not buy or sell stock or other securities in such companies until the information becomes public. Officers, employees and directors should not give tips about such stocks.

D.	Margin Accounts.

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an officer, employee or director has material non-public information or is otherwise not permitted to trade in Company securities, the Company prohibits officers, employees and directors from purchasing Company securities on margin or holding Company securities in a margin account.

E.	Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable insider trading laws and with this insider trading policy:

1.    Nondisclosure. Material non-public information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No one may “tip” or disclose material non-public information concerning the Company to any person (including, but not limited to family members, analysts, individual investors, and members of the investment community and news media), unless required as part of that person’s regular duties for the Company and authorized by the Chief Executive Officer and/or the Board of Directors. In any instance in which material non-public information is disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding material non-public information about the Company must be forwarded to the Corporate Secretary or CFO.

No one may give trading advice of any kind about the Company to anyone while possessing material non-public information about the Company, except to advise others not to trade if doing so might violate the law or this policy. The Company strongly discourages all officers, employees and directors from giving trading advice concerning the Company to third parties even when the officer, employee or director does not possess material non-public information about the Company.

2.    Trading in the Company’s Securities. No officer, employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the Company’s securities when he or she has knowledge of material non-public information concerning the Company. Officers, employees and directors who possess material non-public information should wait until the start of the third business day after the information has been publicly disclosed before trading.

The exercise of stock options and warrants where no Company securities are sold to fund the exercise (i.e., where the exercise price is tendered in cash or in shares of Company stock already owned at the time of exercise) is not subject to the restrictions set forth in this policy. Exercises of stock options or warrants where all or a portion of the acquired stock is sold, including broker-assisted cashless exercises, however, are subject to the restrictions set forth in this policy. Similarly, stock that was acquired upon exercise of a stock option or warrant will be treated like any other stock and may not be sold by an officer, employee or director who is in possession of material non-public information.

The regular reinvestment of cash dividends in a dividend reinvestment plan is not subject to trading restrictions, but new cash investments pursuant to a voluntary cash purchase option under the plan are.

3.    Avoid Speculation. Investing in the Company’s securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the officer, employee or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that officers, employees and directors may never sell shares of the Company's stock, the Company encourages officers, employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4.    Trading in Securities of Other Companies. No officer, employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another company, if the officer, employee or director learns confidential or material non-public information about the other company that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an officer, employee or director learned through Company sources that the Company intended to acquire another company, and then bought or sold stock in that other company because of the likely increase or decrease in the value of its securities.

5.    Restrictions on the Window Group. The Window Group is subject to the following restrictions on trading in Company securities:

●	all trades are subject to prior review and pre-clearance for all trades should be obtained from the Company’s Corporate Secretary or CFO pursuant to Section I.F;

●

trading is generally permitted from the start of the third (3rd) business day following an earnings release with respect to the preceding fiscal period until the close of trading on the twenty-second (22nd) day of the third month of the current fiscal quarter (the “Window”), subject to the restrictions below;

●

no trading in Company securities is permissible, even during applicable trading Windows, if the director, officer or employee is in the possession of material non-public information, except pursuant to a written 10b5-1 Plan described below in Section I.E(7);

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no trading in Company securities is permitted during a blackout period, except pursuant to a written 10b5-1 Plan described below in Section I.E(7).  A "blackout period" is (i) any period outside of applicable trading Windows, and (ii) any special blackout period of which the Company’s Corporate Secretary or CFO may give notice, including a special blackout period during what otherwise would be a trading Window. No one may disclose to any outside third party that a special blackout period has been imposed.

6.    Selling Short. Officers, employees and directors may not sell any Company securities they do not own.

7.    Written 10b5-1 Plan. The restrictions against trading outside of applicable trading Windows or during a special blackout period do not apply to trading in Company securities pursuant to a "written plan for trading securities" that meets the requirements of SEC Rule 10b5-1 and has been approved in advance by the Company counsel.

●	The written plan must be in a form used by a brokerage firm that is not affiliated with the Company and has experience with such plans.

●

The officer, employee or director must have entered into the plan (i) in good faith and not as part of a plan to evade the prohibitions of the SEC's insider trading rules, and (ii) at a time when he or she was not aware of material non-public information, outside of a trading Window, or during a special blackout period.

●	The written plan must preclude any trades for a period of at least ninety (90) days for directors and officers, and thirty (30) days for others, after the plan is adopted.

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The written plan may not be amended at a time when the officer, employee or director is aware of material non-public information, outside of a trading Window, during a special blackout period, or without approval by Company counsel.

F.	Pre-Clearance.

Trades in the Company's securities made by members of the Window Group, other than the Corporate Secretary or CFO, are subject to prior review and pre-clearance by the Company's Corporate Secretary or CFO, including, without limitation, cashless exercises under a stock option plan. Trades by the Company's Corporate Secretary or CFO are subject to prior review and pre-clearance by the other officer. (Purchases of Company stock through the exercise of stock options where the purchase price is tendered in cash at the time of exercise are not subject to the pre-clearance procedures.)

In order to obtain clearance, a member of the Window Group must submit to the Company’s Corporate Secretary or CFO, at least one business day in advance of the proposed transaction, a Certification in the form of Exhibit B attached hereto that (i) he or she is not in possession of material non-public information concerning the Company; and (ii) the proposed trade(s) does not violate Rule 144 of the Securities Act.

If a proposed transaction receives clearance, the transaction must be executed within five (5) business days of receipt of clearance unless an exception is granted or the person becomes aware of material non-public information before the transaction is executed, in which case the clearance is void and the transaction must not be completed. Transactions not executed within the five (5) business days’ time limit become subject to pre-clearance again. If a person requests clearance and clearance is denied, then he or she should not execute the transaction and should not inform any other person of the restriction.

The existence of the pre-clearance procedure does not in any way obligate the Corporate Secretary or Assistant Corporate Secretary to clear any transaction.

II.    SECTION 16 COMPLIANCE

A.	General.

The Company expects to register its securities under Section 12(g) of the Exchange Act during the first quarter of 2026. As a result, the directors and executive officers of the Company will become subject to certain filing requirements and restrictions under the federal securities laws whenever they purchase, sell or otherwise engage in transactions involving stock of the Company. Most notably, directors and executive officers will become subject to the reporting requirements of Section 16 of the Exchange Act.

B.	Section 16 Trading Rules.

Section 16 of the Exchange Act was designed to provide public information about securities transactions by corporate insiders and to deter speculative short-term trading in corporate securities by insiders. More specifically, Section 16(a) generally requires executive officers, directors and persons who hold more than ten percent of the Company’s securities ("Section 16 Individuals") to file certain reports disclosing ownership of and transactions in the Company’s securities with the SEC. Section 16(b) imposes absolute liability upon Section 16 Individuals for short-swing profits obtained in trading the Company’s securities.

1.         Insider Reporting Requirements under Section 16(a).

(a)         General Rule: A person who becomes an executive officer, director or ten percent shareholder of the Company must file an initial report of beneficial ownership of the Company’s securities on Form 3. Subsequent changes in beneficial ownership must be reported on Form 4 within two business days after the date of the transaction, with certain limited exceptions. All changes in beneficial ownership (subject to certain limited exceptions) are required to be reported, including any purchase, sale, inheritance or gift of Company stock, as well as the receipt of a stock option or a debenture convertible into common stock, and the exercise or conversion thereof. The reporting of certain transactions (such as transactions involving nominal amounts), however, may be deferred until the end of the year when they are to be reported on Form 5. Within forty-five days after the end of the fiscal year, an executive officer, director or ten percent shareholder must file a Form 5 to report any transactions not previously reported on Form 4 during the year, either because of deferred reporting in accordance with the rules or a failure to file a required report.

The SEC rules assume that all Section 16 Individuals will need to file Form 5 at the end of the fiscal year. The Company must disclose the failure of any Section 16 Individual to file Form 5 (or Form 4) in its proxy statement and annual report on Form 10-K, unless the Section 16 Individual has given to the Company a written representation that no Form 5 is required. The Company will distribute a representation form in January of each year (beginning in January, 2026) to the Section 16 Individuals so that they can confirm that all transactions in the Company’s stock during the preceding year have previously been reported to the SEC.

(b)         Beneficial Ownership: The reporting requirements of Section 16(a) are imposed upon persons who beneficially own securities of the Company. There are two concepts of beneficial ownership under Section 16. The first is used in determining whether a person holds ten percent or more of the Company’s stock, and focuses on the person’s voting or investment power. Once a person is subject to the reporting requirements of Section 16(a), whether as an executive officer, director or ten percent shareholder, a second concept of beneficial ownership is used to determine which securities and what transactions must be reported.

The second concept is based upon the person’s pecuniary interest, that is, the ability to profit from purchases or sales of the securities. As a general rule, a person is deemed to be the beneficial owner of securities which he or she owns (in his or her own name or jointly with any other person, including stock held in street name, in a custodial or agency account, or by a nominee) or which are owned by his or her spouse, or children or an immediate family member who lives in the same home. A person may also be considered the beneficial owner of securities held by any partnership, corporation, trust or other entity in which the person has a significant interest or with respect to which he or she exercises control.

2.         Short-Swing Profit Liability under Section 16(b).

(a)         General Rule: Under Section 16(b) of the Exchange Act, Section 16 Individuals are subject to strict liability for any “profit” derived during any six-month period from any purchase and sale or sale and purchase of Company stock beneficially owned by them. The purpose of Section 16(b) is to prevent the misuse of material non-public information, but the penalties are imposed arbitrarily, regardless of whether the person used or even possessed material non-public information. The Section 16 Individual can be compelled to return to the Company any profit received as a result of such transactions. In the event the Company fails to pursue recovery of any such profit, the rule is rigorously enforced by a number of “bounty hunter” plaintiffs’ lawyers who systematically review Forms 4 and 5 filed with the SEC in a search for violations.

(b)         Profit: “Profit” is determined by examining all transactions by a Section 16 Individual occurring within any six-month period and matching the highest sale price with the lowest purchase price until all purchases and sales are accounted for. It makes no difference whether the sale follows or precedes the purchase, whether inside information was in fact abused, or how long the securities sold have been held. Because of the arbitrary nature of the rule, it is possible for a Section 16 Individual to be liable, even though in reality he or she sustains a net economic loss during the six-month period involved. Therefore, as a practical matter, a Section 16 Individual should allow six months to elapse between any purchase and subsequent sale or between any sale and subsequent purchase, unless all trades occur at the same price.

(c)         Stock Options: Under Section 16, stock options and convertible securities are defined as “derivative securities.” The SEC takes the position that derivative securities are functionally equivalent to the underlying securities to which they relate. Therefore, transactions in derivative securities are reportable and can be matched with other transactions for the purposes of short-swing profit liability under Section 16(b).

The acquisition of a stock option or other derivative security is considered to be a purchase which can be matched with a sale of stock occurring within the preceding or subsequent six months. The exercise of a stock option, or conversion of a derivative security, is simply a change in the form of beneficial ownership and is thus exempt from liability under Section 16(b). Even though exempt under Section 16(b), these transaction must still be reported as required by Section 16(a).

(d)         Exemptions: Some transactions are exempt from the short-swing profits recapture rule. The purchase of stock pursuant to a dividend reinvestment plan, for example, is disregarded for purposes of the rule, although purchases made with additional voluntary cash contributions under the plan are not exempt. Similarly, an increase or decrease in the amount of stock held by an executive officer, director or ten percent shareholder as a result of a stock split or stock dividend is exempt from Section 16(b). As a general rule, a bona fide gift is not a sale for purposes of the short-swing profits recapture rule. However, a gift which is followed by a sale by the recipient within six months may give rise to liability if the recipient is a person whose ownership would be attributed to the donor under the beneficial ownership rules.

3.         Tax Conditioned Plan Exemptions.

Transactions in issuer securities through a “Tax Conditioned Plan” (other than discretionary transactions) are exempt from Section 16(a) reporting and Section 16(b) liability to the extent that they are not “discretionary”. A Tax Conditioned Plan means a Qualified Plan, an Excess Benefit Plan or a Stock Purchase Plan, including 401(k) thrift plans and Employee Stock Purchase Plans that meet the requirements of Section 423 and Section 410 of the Internal Revenue Code. A transaction is considered to be “discretionary” if the participant in the plan (i) makes a volitional intra-plan transfer involving an issuer equity securities fund or (ii) obtains a cash withdrawal funded by a volitional disposition of an issuer equity security.

C.	Section 16 Reporting Procedures.

The Company will assist Section 16 Individuals with the preparation of the forms necessary to satisfy the reporting obligations of Section 16. However, in order to permit sufficient time for the Company to do so, Section 16 Individuals must follow the pre-clearance procedure discussed above. Failure to pre-clear transactions may result in the Company’s inability to prepare and facilitate timely filing of a Section 16 Individual’s Section 16 reports. In the majority of cases, Section 16 requires reports of trades to made by Section 16 Individuals within two business days of the date of the trade. In order to facilitate the timely filing of Section 16 reports, Section 16 Individuals will be required to execute a power of attorney in a form to be provided by the Company.

Although the Company assists Section 16 Individuals with their Section 16 reporting obligations, it is the Section 16 Individuals’ sole responsibility to comply with his or her Section 16 obligations and to make timely filings as required by Section 16. The Company is required to disclose in its annual proxy statement the name of all Section 16 persons who failed to timely file a required Section 16 report during the prior year.

III.         RULE 144

A.         General.

It is unlawful under Section 5 of the Securities Act of 1933 (the “Securities Act”) for any person to sell a security without registration unless the security or the transaction is exempt from registration. Generally, the sale of the Company’s securities will not be exempt from registration. In addition, while Section 4(a)(1) of the Securities Act provides an exemption for transactions by any person other than an issuer, underwriter or dealer, the SEC and the courts interpret the term “underwriter” broadly to include persons who purchase securities from an issuer with a view to, or offer or sell for an issuer in connection with, the distribution of any security, or participate in any such undertaking.

The SEC has adopted Rule 144 to provide a safe harbor from being deemed to be an underwriter for persons who sell securities in accordance with the conditions of Rule 144. It is the policy of the Company that all sales of Company securities by executive officers and directors should comply with the conditions of Rule 144 set forth below in Section III.B, unless such persons are able to furnish a written opinion of recognized securities law counsel acceptable to the Company that the transaction otherwise is exempt from registration under the Securities Act.

B.         Conditions of Rule 144.

The following conditions must be satisfied in order for the Rule 144 safe harbor to be available in the case of sales by executive officers or directors:

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Adequate current public information must be available with respect to the Company. The Company typically satisfies this requirement by its timely filing with the SEC of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and its annual proxy statement.

●	A minimum of six (6) months must have elapsed between the later of the date the securities were acquired from the Company or from an affiliate of the Company.
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The amount of securities an executive officer or director may sell in any transaction, together with all sales within the preceding three (3) month period, is limited to the greater of one percent of the Company’s outstanding shares or the average weekly trading volume of the Company’s shares during the four (4) preceding weeks.

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The shares must be sold in “brokers transactions” or in transactions with a “market maker.”  A “broker’s transaction” is defined to mean a transaction effected by or through a broker who does no more than execute the order without soliciting customer orders to buy the shares. A “market maker” is defined as a dealer who holds himself out as being willing to buy and sell the Company’s shares for his own account on a regular or continuous basis. The Company’s Corporate Secretary and CFO maintain a list of the Company’s market makers.

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If the amount of securities to be sold in reliance upon Rule 144 during any period of three (3) months exceeds 5,000 shares or other units, or has an aggregate sale price in excess of $50,000, three copies of a notice on Form 144 are to be filed with the SEC.

C.         Rule 144 Reporting Procedures.

Typically, brokers or market makers will assist executive officers and directors with the preparation and filing of Form 144. Nevertheless, the Company will be prepared to assist executive officers and directors with the preparation and filing of Form 144. However, in order to permit sufficient time for the Company to do so, executive officers and directors must follow the pre-clearance procedure discussed above. Failure to pre-clear transactions may result in the inability to facilitate the preparation and timely filing of Form 144. Although the Company may assist executive officers and directors with their Rule 144 filing obligation, it is the executive officers and director's sole responsibility to comply and make timely filings.

EXHIBIT A

WINDOW GROUP

Directors

Timothy J. Apple, Richard J. Drzwiecki, Chad M. Geise, Jeffrey J. Kapsar, Amanda G. Kessler, Bradley Moyer, Robert Musser, Robert Pierce, Adam C. Purdy, Betsy K. Robertson, J. Donald Steele, Jr. and J. Todd Troxell

Executive Officers

Thomas L. Eberhart, Thomas C. Graver, Jr., Jeffrey J. Kapsar, J. Todd Troxell

Other Window Group Members

Brad Huyck, Tish Naugle, Lisa Erickson, Lisa Lapp, James Shaffer, Mandi Ruhl, Thomas Crissinger, Jr., Brian Neitz and Thomas Beck

EXHIBIT B

CERTIFICATION

The undersigned, desiring to obtain the permission of Steele Bancorp, Inc. (the “Company”) to effect a trade in the Company’s common stock, hereby certifies to the Company as of the date hereof as follows:

(i)          I desire to ___________ [buy/sell] ____________ [number] shares of the Company’s common stock on ____________________ [date].

(ii)         I am not in possession of material nonpublic information concerning the Company.

Date:                                             Signature:

Print Name:                                    ______